November 10, 2010

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Watson Pharmaceuticals, Inc. Form 10-Q for Quarters Ended March 31, 2010 and June 30, 2010 File No. 001-13305

Dear Mr. Rosenberg:

The following is in response to your letter to us dated October 28, 2010 which addresses our October 19, 2010 response to your original letter dated October 5, 2010. For your convenience, the Securities and Exchange Commission (“SEC”) Staff’s comments in your October 28, 2010 letter precede our response.

FORM 10-Q for Quarter Ended March 31, 2010

Note 1 – General, page 4
Revenue and Provision for Sales Returns and Allowances, page 5

1.	We acknowledge your response to comment 1. In addition to the disclosures you propose to include in future filings, please also include a discussion consistent with your response. In this regard, please ensure future disclosure discusses the methods used to assess the adequacy of your sales returns and allowance, the estimation process used to determine your SRA provision, the factors that have impacted SRA as a percentage of gross accounts receivable, and how these factors impacted working capital and corresponding reserve accounts. Your response also discusses how the addition of the Arrow Group has changed the make-up of your customer mix, product mix, and lower levels of SRA. Please also include this information in future filings.

OUR RESPONSE:

Disclosure of the methods used to assess the adequacy of our sales returns and allowances (“SRA”), the estimation process used to determine our SRA provision and a discussion of relevant factors that may impact our SRA balances will be included in our future filings of our Quarterly Reports on Form 10-Q (“10-Q”) and our Annual Reports on Form 10-K beginning with our 10-Q for the quarterly period ended September 30, 2010 filed with the SEC on November 5, 2010.

Included within our disclosures in our September 30, 2010 10-Q was a discussion of factors that have impacted the level of SRA as a percentage of gross accounts receivable. Also included within our SRA disclosures within our September 30, 2010 10-Q were the relative levels of our SRA balances netted against gross accounts receivable balances ($330.9 million and $332.9 million at September 30, 2010 and December 31, 2009, respectively) as well as the SRA included within accounts payable and accrued liabilities ($85.4 million and $85.7 million at September 30, 2010 and December 31, 2009, respectively). These comparisons indicate that movement within our overall SRA balances between December 31, 2009 and September 30, 2010 have not been significant and accordingly do not warrant additional discussion of their impact on our working capital accounts.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please call Todd Joyce at 973 -355-8300.

Sincerely,

Watson Pharmaceuticals, Inc.

/s/ R. Todd Joyce
R. Todd Joyce
Senior Vice President – Chief Financial Officer